September 18, 2025

VIA EDGAR

Erin Donahue

Division of Corporation Finance

Office of Manufacturing

Re:	Ryse, Inc. Amendment No. 2 to Form 1-A Filed August 9, 2025 File No. 024-12645
REQUEST FOR ACCELERATION OF QUALIFCATION

Ladies and gentlemen:

Ryse, Inc. (the “Registrant”) hereby requests acceleration of the qualification date of the above captioned Offering Statement on Form 1-A, as amended, so that it may become qualified before 4:00 p.m. Eastern Time on September 19, 2025, or as soon as practicable thereafter.

The Registrant hereby authorizes Arden Anderson, Esq., of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (940) 205-5180.

Best Regards,
Ryse, Inc.

/s/ Trung Pham
Trung Pham CEO